UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
(X) Form 3 Holdings Reported
(X) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   FIELDS, BRUCE H.

   28601 CLEMENS ROAD
   WESTLAKE, OH  44145
   U.S.A
2. Issuer Name and Ticker or Trading Symbol
   NORDSON CORPORATION - NDSN

3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   OCTOBER 31, 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   VICE PRESIDENT, HUMAN RESOURCES
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
COMMON STOCK                 |      |    |                  |   |           |104  (1)           |I     |BY CHILDREN                |
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                             |      |    |                  |   |           |1,042  (2)         |D     |                           |
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(1)  Shares owned by children|      |    |                  |   |           |                   |      |                           |
 held by Cust. Bruce H. Field|      |    |                  |   |           |                   |      |                           |
s.  Reporting                |      |    |                  |   |           |                   |      |                           |
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       person disclaims benef|      |    |                  |   |           |                   |      |                           |
icial ownership of these secu|      |    |                  |   |           |                   |      |                           |
rities.  Includes            |      |    |                  |   |           |                   |      |                           |
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       4 shares thru Co. DRP |      |    |                  |   |           |                   |      |                           |
Plan as of 9/30/99.          |      |    |                  |   |           |                   |      |                           |
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(2)  Includes 900 shares thru|      |    |                  |   |           |                   |      |                           |
 Co. ESOP Plan as of 12/31/98|      |    |                  |   |           |                   |      |                           |
 .                            |      |    |                  |   |           |                   |      |                           |
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       Includes 118 shares th|      |    |                  |   |           |                   |      |                           |
ru Co. Supp. ESOP Plan as of |      |    |                  |   |           |                   |      |                           |
9/30/99.                     |      |    |                  |   |           |                   |      |                           |
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       Includes 4 shares thru|      |    |                  |   |           |                   |      |                           |
 Co. DRP Plan as of 9/30/99. |      |    |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option (R|$44.31  |11/1/|A   |1          |A  |*    |11/1/|COMMON STOCK|10,000 |       |1           |D  |            |
ight to Buy)            |        |99   |    |           |   |     |2009 |            |       |       |            |   |            |
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
Explanation of Responses:
* GRANT TO REPORTING PERSON OF OPTIN TO PURCHASE 10,000 SHARES OF COMMON STOCK UNDER
NORDSON'S 1993
LONG-TERM
    PERFORMANCE PLAN, EXERCISABLE IN ANNUAL INCREMENTS OF 25% PER YEAR ON A CUMULATIVE BASIS
BEGINNING 11/1/00, THE
FIRST
    ANNIVERSARY DATE OF THE
GRANT.
SIGNATURE OF REPORTING PERSON
N. D. PELLECCHIA, ATTORNEY-IN-FACT
DATE
DECEMBER 2, 1999